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SECURITIES ANI 08029330
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SEC FILE NUMBER
8-36365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31//07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Allstate Financial Services, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 South 84th Street
(No. and Street)

Lincoln (City) **NE** (State) **68506** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb **847-402-6509** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Webb, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Allstate Financial Services, LLC for the year ended December 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/08 Date

Treasurer
Title

Notary Public

OFFICIAL SEAL
MIGUEL SAUCEDO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/04/08

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Operations).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allstate Financial Services, LLC

(SEC I.D. No. 8-36365)

Statement of Financial Condition as of December 31, 2007, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Member
Allstate Financial Services, LLC
Lincoln, NE

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") (a wholly owned subsidiary of Allstate Insurance Company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Allstate Financial Services, LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2008

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$36,292,666
COMMISSIONS RECEIVABLE — Net of allowance of $31,857	4,110,290
DEFERRED INCOME TAXES	4,425,114
INCOME TAXES RECEIVABLE FROM AFFILIATE	2,215,295
OTHER ASSETS	785,475
TOTAL	$47,828,840

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$18,898,608
Payable to affiliates	13,142,740
Accounts payable and accrued expenses	1,194,088
Income taxes payable to affiliate	
Total liabilities	33,235,436
MEMBER'S EQUITY	14,593,404
TOTAL	$47,828,840

See notes to statement of financial condition.

1. GENERAL

Basis of Presentation — The accompanying statement of financial condition includes the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations — The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA was created through the consolidation of the member firm regulatory functions of the National Association of Securities Dealers ("NASD") and the New York Stock Exchange.

The Company sells mutual funds issued by unaffiliated providers, and variable annuity and variable life contracts issued by affiliated and unaffiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life Insurance Company ("Allstate Agents"). Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia.

Prior to June 1, 2006, the variable annuity contracts sold by the Company were issued by Allstate Life Insurance Company ("Allstate Life"), Lincoln Benefit Life Company ("LBL", a subsidiary of Allstate Life), Allstate Life Insurance Company of New York ("ALNY", a subsidiary of Allstate Life), and unaffiliated insurers. On June 1, 2006, Allstate Life, ALNY, and The Allstate Corporation completed the disposal of substantially all of their variable annuity business pursuant to a definitive reinsurance agreement with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America. Effective June 1, 2006, the Company entered a selling agreement with The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively, "Prudential"), whereby Prudential is the exclusive provider to the Company of variable annuity products for a period of three years after the effective date of the agreement and a nonexclusive preferred provider for the two years thereafter. The variable life contracts are issued by LBL, ALNY, and unaffiliated insurers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allowance for Commission Refunds — For variable life contracts, on the effective date of the contracts, annualized commission revenues receivable from LBL and annualized commission expenses payable to the Allstate Agents are calculated and recorded. These amounts are received from LBL and remitted to the Allstate Agents periodically during the month. Premium related to these contracts may be collected from the customer throughout the year. Upon cancellation of a variable life contract in the first year, the Company must refund a pro-rata portion of the annualized commission revenue received to LBL, whether or not the commission expense paid to the Allstate Agents is recovered. The Company has established an allowance for revenue refunds due to LBL through accounts payable and accrued expenses. The allowance is estimated based on historical variable life persistency rates, agent compensation rates, and agent termination rates. To the extent that commissions on these contracts have

not been received from LBL and are reflected as commissions receivable on the Statement of Financial Condition, an estimate of these commissions that will not be collected due to contract cancellation is reflected as an allowance and $22,797 is netted against the related receivable. For commissions, which have been received from LBL, the estimate of commission refunds of $195,570 is recorded in accounts payable and accrued expenses on the Statement of Financial Condition.

For certain variable annuity contracts sold by the Company and issued by unaffiliated insurers, commission income is recorded when received, which is in advance of the settlement of the contracts but subsequent to the agent completing their obligations and the unaffiliated provider declaring the contracts valid. The commissions are subject to refund in the event the underlying contracts are not settled. The Company periodically evaluates refund exposure for these contracts and records an allowance for commission refunds. The allowance is estimated based on historical refunds, agent compensation rates, and agent termination rates. To the extent that commissions on these contracts have not been received and are reflected as commissions receivable on the Statement of Financial Condition, an estimate of these commissions that will be refunded due to contract termination is reflected as an allowance and $9,060 is netted against the related receivable. For commissions, which have been received, the estimate of commission refunds of $407,102 is recorded in accounts payable and accrued expenses on the Statement of Financial Condition.

Income Taxes — The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax basis of assets and liabilities at the enacted tax rates.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48").

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 requires an entity to recognize the tax benefit of uncertain tax positions only when it is more likely than not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. On January 1, 2007, the Company adopted the provisions of FIN 48, which were effective for fiscal years beginning after December 15, 2006. No cumulative effect of a change in accounting principle or adjustment to the liability for unrecognized tax benefits was recognized as a result of the adoption of FIN 48. Accordingly, the adoption of FIN 48 did not have an effect on the financial position of the Company (see Note 4).

Use of Estimates — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and disclosures in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2007, the Company had net capital, as defined under the Rule, of $12,201,421, which was $11,951,421 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

The Company has a capital support agreement with Allstate. As long as the Company is a wholly owned subsidiary, Allstate shall make cash payments to the Company as necessary to enable the Company to maintain Net Capital of at least $10 million at all times, in order to have sufficient cash for operating needs and to pay contractual obligations as they become due.

4. INCOME TAXES

Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle or receive its share of Allstate's 2007 tax liability or benefit, respectively, with Allstate. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Company had no liability for unrecognized tax benefits at December 31, 2007, and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The deferred income tax asset at December 31, 2007, primarily represents the tax effect of the temporary difference resulting from the accrued bonus. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

5. RELATED-PARTY TRANSACTIONS

Allstate and its affiliates provide services and pay certain expenses on behalf of the Company, including commissions, salaries and employee benefits, and general and administrative expenses. The Company reimburses Allstate and its affiliates on a monthly basis. At December 31, 2007, $12,556,839 is payable for these expenses and is included in "payable to affiliates".

The Company receives commission income on the sale of variable annuity and variable life contracts from Allstate Life, LBL, and ALNY. At December 31, 2007, $1,436,636 is receivable and is included in "commissions receivable."

Certain other corporate services and administrative costs are provided by the Corporation and its subsidiaries to the Company through the Corporation's expense allocation process and reimbursed on a monthly basis. At December 31, 2007, $585,901 is payable for these expenses and is included in "payable to affiliates."

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the Company has not made material payments pursuant to this obligation.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Member
Allstate Financial Services, LLC
Lincoln, NE

In planning and performing our audit of the financial statements of Allstate Financial Services, LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 25, 2008

END